April 15, 2005




United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. Larry Greene

	Re:  Harris & Harris Group, Inc.
	File Number 814-176

Dear Mr. Greene:

Filed herewith is a Schedule 14A (DEFA14A) including additional definitive proxy soliciting materials. We plan to mail the proxy materials to shareholders on approximately April 18, 2005. Please contact the undersigned at 212-582-0900, ext. 15 with any questions.

				Sincerely,

				/s/ Sandra Matrick Forman

      				Sandra Matrick Forman
				General Counsel and
				Chief Compliance Officer